Mail Stop 4561

April 23, 2010

Ronald Davis
President
OICco Acquisition IV, Inc.
4412 8th St. SW
Vero Beach, FL 32968

       Re: **OICco Acquisition IV, Inc.**
                 Registration Statement on Form S-1
                 Filed March 29, 2010
                 File No. 333-165760

Dear Mr. Davis:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

<u>General</u>

1.   We note that two companies with names similar to the company's—OICco Acquisition I, Inc. and OICco Acquisition II, Inc.—have recently filed registration statements on Form S-1 seeking to register blank-check offerings by the companies and their sole selling shareholders. See Form S-1 (file no. 333-162084) and Form S-1 (file no. 333-165686). We note further that these entities have the same counsel, auditor, and principal business address as OICco Acquisition II, Inc., and that your sole officer, director and shareholder Ronald Davis is also the sole officer, director and shareholder of OICco Acquisition II. Please explain to us in your response letter, with a view toward disclosure, the nature of your relationships with OICco Acquisition I and OICco Acquisition II, including whether you have any agreement or arrangement with these entities or their affiliates relating to pursuit of a potential business combination or otherwise. Please file any such agreements or

written descriptions of any oral agreements as exhibits to your registration statement.

Prospectus Cover Page, page 3

2. As you are aware, you are required to comply with Rule 419 for the offering by the company as well as for the resale offering by Mr. Davis. See Regulation S-K Compliance and Disclosure Interpretation 616.02. We note in this regard that the first recital in the escrow agreement filed as Exhibit 99a contemplates receipt of $700,000, which is the maximum amount of proceeds that may be raised pursuant to the offering by the company and the resale offering, and we note further that you have stated on page 7 that proceeds from any sale of shares held by Mr. Davis will be held in the escrow account. Please add disclosure on the cover page and elsewhere as appropriate to clarify that the resale offering is subject to the requirements of Rule 419 and that the proceeds from the resale of shares held by Mr. Davis will be deposited in the escrow account. In addition, please disclose whether the shares held by Mr. Davis will be deposited in the escrow account. Please file as an exhibit any agreement under which Mr. Davis has agreed to deposit his securities and any proceeds from the sale of the securities in escrow.

3. Your prospectus cover page and summary should be written in plain English. In this regard, we note that the penultimate paragraph on your cover page and the fifth paragraph on page 7 each provide a legalistic recitation of certain elements of Rule 419 that makes the substance of the disclosure difficult to understand. Please revise to provide a clear and concise explanation of the legal provisions you reference, avoiding legal jargon and focusing on the information that is material to an understanding of the offering and escrow arrangements. You may wish to provide a cross-reference to a more detailed discussion of blank check companies and Rule 419 elsewhere in the filing. See Rule 421 under the Securities Act and Item 501(b)(8)(iii) of Regulation S-K. Avoid vague and non-descriptive text such as references to "certain specified criteria" and "sufficient number of shares."

4. Please revise the fourth paragraph on this page that begins, "The offering may terminate…" to clarify, if accurate and as disclosed elsewhere in your filing, that the extension of the offering to which you refer is limited to an additional 180 days.

5. We note the following statements:

    •   "All subscription funds will be held in escrow in a non-interest bearing Trust Account at Bank of the West pending the achievement of the Minimum Offering and no funds shall be released to OICco Acquisition IV, Inc. until such a time as the minimum proceeds are raised;" and

    •   "If the minimum offering is not achieved within 180 days of the date of this prospectus, all subscription funds will be returned to investors promptly without interest or deduction of fees."

Please indicate the percentage of escrowed funds, if any, that may be released to the company once the minimum proceeds are raised, and advise how the release of such funds is consistent with the requirements of Rule 419(b). Please also ensure that the above-referenced statements are consistent with the disclosure on page 8 that states that "[a]ll subscription funds will be held in escrow pending the achievement of the Minimum Offering after which no funds shall be released to OICco Acquisition IV, Inc. until such a time as the escrow conditions are met… other than 10% which may only be released to OICco upon completion of the offering."

6. We again refer to the statement that, "All subscription funds will be held in escrow in a non-interest bearing Trust Account at Bank of the West pending the achievement of the Minimum Offering and no funds shall be released to OICco Acquisition IV, Inc. until such a time as the minimum proceeds are raised." Please tell us how this statement is consistent with Section 4 of the escrow agreement filed as Exhibit 99a, which provides that the escrow agent will receive a minimum fee of $1,500 to be "paid from the first Funds deposited" and that "all hard costs (wire fees, etc.) shall be deducted from disbursements." Revise your filing and/or escrow agreement as appropriate to ensure that they consistently and accurately address the deposit and release of funds in the escrow account.

7. We note your disclosure in the penultimate paragraph on this page that indicates that up to 10% of the deposited funds may be released from the escrow account prior to an acquisition pursuant to Rule 419. Clarify whether the 10% of funds to which you refer will be released only after the offering is completed, or alternatively, whether it may be released while the offering remains ongoing.

8. You refer readers to the section entitled "Risk Factors" on page 6, but your risk factor disclosure begins on page 9. Please revise as appropriate. Refer to Item 501(b)(5) of Regulation S-K.

Summary Information and Risk Factors, page 6

9. You state that 90% of the net proceeds of the offering will be placed in escrow "[u]pon completion of this offering." Rule 419(a)(2)(i) requires that the gross offering proceeds, after permissible deductions, must be deposited promptly into the escrow account. Accordingly, please revise to clarify that the net proceeds will be deposited promptly upon receipt, or advise.

The Company, page 6

10. Given that you appear to be registering for resale all of the shares of common stock held by Mr. Davis, please explain the references to a lock-up agreement in the fourth paragraph of this section and on page 19. Please file the lock-up agreement(s) as an exhibit and note that we will need sufficient time to review this

agreement prior to the requested effectiveness date. If you believe that the lock-up agreement is not required to be filed pursuant to paragraphs (b)(4) or (b)(10) of Regulation S-K, please provide us with a detailed analysis in support of your conclusion in this regard. In addition, if you do not intend to file the lock-up agreement as an exhibit, please supplementally provide us with a copy of the agreement for our review pursuant to Rule 418 under the Securities Act.

11.   In addition, please revise the following statements relating to the lock-up agreement to clarify their meaning, as language appears to be missing from each:

- "Accordingly, each current shareholder of the Company has executed and delivered a 'lock-up' letter agreement, affirming that his/her respective shares of the Company's common stock until such time as the Company has successfully consummated a merger or acquisition and the Company is no longer classified as a 'blank check' company;" and
- "In order to provide further assurances that no trading will occur in the Company's securities until a merger or acquisition has been consummated, each current shareholder has agreed to place his/her respective certificates until such time as legal counsel has confirmed that a merger or acquisition has been successfully consummated."

The Offering, page 7

12.   You state here that the offering proceeds "will be payable to 'Harold Gewerter, Esq. Ltd. Client Trust Account." We note also that the subscription agreement filed as Exhibit 99b instructs investors to make checks payable to an account by this same name. However, elsewhere in your filing your disclosure indicates that checks should be payable to accounts by different names (e.g., "Harold Gewerter, Esq. - Trust Account fbo OICco Acquisition IV, Inc." on page 3 and "Harold Gewerter, Esq. fbo OICco Acquisition IV, Inc." on page 7). Please revise to ensure that the name of the account to which subscription proceeds will be applied is consistent and accurate throughout your filing and applicable agreements.

13.   In addition, please advise whether the proceeds from this offering will be held in a segregated account, or whether they will be held in an account with other funds. If they will not be held in a segregated account, please explain to us how you believe the comingling of funds complies with the requirements of Rule 10b-9(a)(2) and Rule 419(e)(2) relating to the return of funds to investors under certain circumstances. In this regard, provide us with your analysis as to whether the offering proceeds could be subject to claims by creditors of the attorney or claims against other clients of the attorney whose funds might be held in the comingled client trust account.

14.   We note your disclosure in the third paragraph of this section that you intend to deposit "stock certificates" that are "attributable" to your common stock into an escrow account. Please note that Rule 419 requires that the securities issued in a

blank check offering be deposited in an escrow account, not merely the certificates attributable to the securities. Please advise us how depositing such stock certificates complies with Rule 419, or revise your disclosure accordingly.

15.   We note your disclosure on page 7 that the "escrow holder will confirm with the sole officer and director of the company the amount held in escrow to determine if the minimum offering has been met." Please clarify how they will make this determination and when it will be made. Refer to Rule 10b-9 under the Exchange Act.

Summary Financial Information

Balance Sheet Data, page 9

16.   We note that the balance sheet data presented on page 9 is inconsistent with the audited balance sheet on page F-3. Specifically, we note that the balance sheet data omits APIC from the calculation of total stockholders' equity and includes $2,500 in non-current liabilities. Please amend your filing to include balance sheet data that reflects the audited balance sheet.

Risk Factors, page 9

General

17.   Please review each risk factor heading to ensure it clearly conveys a separate, detailed risk to investors regarding your company, industry or the offering. Many of your risk factor headings merely reference a condition or regulation applicable to the company, without referencing the associated risks. For example, we note the following headings: "Sole Officer and Director" and "Rule 419 Limitations." It is unclear from these and similar headings the risk or risks posed. Please expand your disclosure to ensure that each of your headings adequately describes the specific risk or risks that you are discussing in the text. In this regard, please consider using complete sentences as risk factor headings.

"No Audited Financial Statements Required Prior to Business Combination," page 10

18.   You state that the company will not require the business combination target to provide audited financial statements until after the combination has been approved. Please explain to us, if it is your position, why you believe Rule 419(d) or (e) will not require audited financial statements of the target to be included in a post-effective amendment filed in connection with a probable or agreed-upon acquisition. If you believe that audited financial statements of the target will be required in the post-effective amendment only under certain circumstances, please explain. We note also that disclosure elsewhere in your filing, including on pages 3 and 7 as examples only, indicates that you will include audited financial statements

of the acquisition candidate in the post-effective amendment that contains the reconfirmation offer pursuant to Rule 419(e).

"Continued Management Control, Limited Time Availability," page 11

19.   You disclose that while seeking a business combination, management anticipates devoting "up to" ten hours a month to the business of the company. Please clarify whether there is a minimum amount of time management anticipates dedicating to the company during this period.

"No Agreement for Business Combination or Other Transaction…," page 11

20.   You indicate here and elsewhere in the filing that the company intends to pursue a business combination with a private entity. Such disclosure suggests that you intend to limit your search for a candidate for a business combination to private companies, yet you disclose on page 22 that you will not restrict your search to any specific kind of firms. Please revise to clarify this apparent inconsistency, or advise.

"Conflicts of Interest Officer and Director," page 11

21.   This risk factor is not sufficiently detailed to provide meaningful disclosure. For example, you refer to your sole officer and director's unspecified "other business ventures" that may result in conflicts of interest relating to the company. Please revise to identify the other business ventures to which you refer, and to alert investors of the specific conflicts of interest your sole officer and director may have as a result of such other ventures. Explain how the risks posed by such conflicts of interest make an investment in your securities speculative or risky. See Item 503(c) of Regulation S-K. In particular, you should address conflicts of interest that may arise with respect to marketing the company's securities; in this regard, we again note that OICco Acquisition II, Inc., another company that appears to be controlled by Mr. Davis, has filed a registration statement seeking to register a blank check offering. You should also address the conflicts of interest that may arise with respect to the identification of candidates for a business acquisition and the negotiation and consummation of acquisition agreements arising from the concurrent service of your sole officer and director as an officer or director of one or more other blank check companies. These and any other material conflicts of interest should be discussed.

22.   We note your disclosure that the company's board has adopted a resolution that prohibits the company from completing a business combination with "any entity in which management serves as officer, director or partner, or in which he or his family members own or hold any ownership interest." Please tell us whether Mr. Davis, as sole director, officer and shareholder, may change the policies and

procedures of the registrant, including its policies related to conflicts of interest, following any sale of securities in this offering. If so, please tell us how changing such policies would be consistent with the disclosure provided in the registration statement regarding such policies. Provide appropriate disclosure throughout the registration statement.

23. We again note that your sole officer, director and shareholder Mr. Davis appears to be the sole officer, director and shareholder of OICco Acquisition II, Inc., a blank check company that filed a Form S-1 (333-165686) on March 25, 2010, seeking to register an offering of securities subject to Rule 419. In light of the foregoing, please explain your statement that Mr. Davis is not currently participating in any other blank check business ventures and revise your filing as appropriate.

"No Public Market for Company's Securities," page 12

24. Please expand this risk factor to state, as you indicate elsewhere in the prospectus, that other than pursuant to certain exceptions permitted by Rule 419, no trading in your common stock being offered will be permitted until the completion of a business combination meeting the requirements of Rule 419. See Rule 419(b)(3)(ii) and (e). Please similarly revise disclosure throughout your filing where you refer to future trading of the company's common stock, for example in your plan of distribution section.

Selling Shareholder, page 15

25. Please revise the statement that Mr. Davis "has been deemed" an underwriter to state clearly that he is an underwriter with respect to the offering being registered. Please revise similar references throughout the filing, including on page 16.

Plan of Distribution, page 15

26. Please expand your statement regarding Mr. Davis's status as an underwriter of this offering to indicate that as such, he will be subject to the applicable prospectus-delivery and liability provisions of the Securities Act.

27. We note your disclosure that Mr. Davis "must sell all of the shares of the new issue offering prior to sale of any shares held by him." Such disclosure appears to suggest that Mr. Davis is the seller of the shares offered by OICco Acquisition IV, as opposed to the company's selling agent for such shares. Please revise accordingly. In addition, please specify, if accurate, that the maximum number of shares (1 million) offered by the company must be sold before any of the 6 million shares offered by Mr. Davis may be resold.

28. In addition, please tell us the source of the condition precedent to any sales of shares by Mr. Davis, and in particular the condition that his shares may not be sold

before the shares offered by the company have been sold. File any written
agreement or a description of any oral agreement as an exhibit. If there is no such
agreement, please explain how you determined such an obligation is enforceable.
See Item 601(b)(1) of Regulation S-K. Provide risk factor disclosure as
appropriate.

29.   The fourth paragraph on page 16 is a mere recitation of certain requirements of
        Rule 419 and is not tailored to this offering. Please revise this paragraph to explain
        more specifically how the company and selling shareholder will conduct the
        offering being registered in accordance with Rule 419. As examples only, specify
        the type of securities being offered and the "sufficient number of investors"
        required to reconfirm their investment prior to release of escrow funds.

30.   You state that, "Funds received by the sales agent in connection with sales of our
        securities will be transmitted immediately into a [sic] escrow account until the
        minimum sales threshold is reached." Please revise this disclosure to clarify that
        the sales agent will receive, instead of "funds," checks payable to a specified
        account, as indicated elsewhere in your disclosure; or advise. In addition, clarify, if
        accurate, that other than the portion of the proceeds releasable pursuant to Rule 419,
        the net proceeds will continue to be deposited promptly into the escrow account,
        even after the minimum sales threshold is reached, until they are permitted to be
        released to the company or are required to be returned to investors, in each case
        pursuant to Rule 419. Ensure that you provide consistent and accurate disclosure to
        this effect throughout the filing.

31.   Your disclosure further suggests that the escrow agreement will remain in effect
        "until either the Maximum Offering is achieved or a period of 180 days from the
        effective date of this offering expires (or an additional 180 days if so extended by
        the Company), whichever event first occurs," at which point the escrow agreement
        will terminate. However, disclosure elsewhere in your filing and the escrow
        agreement indicate that the escrow agreement will remain in effect until the earlier
        of: (i) consummation of an acquisition meeting the requirements of Rule 419 or (ii)
        18 months have passed from the date of the prospectus and no such acquisition has
        been consummated. Please revise to ensure that disclosure with respect to the
        escrow arrangement is consistent and accurate here and throughout your filing.

32.   Your plan of distribution disclosure does not appear to address the conditions
        pursuant to which the securities deposited into the escrow account will be released
        to investors. Please revise to provide this information.

33.   Further to comment 10 above, please discuss the interaction between the terms of
        the lock-up letter agreement with your current shareholder and the terms of the
        escrow agreement. In this regard, we note that the escrow agreement filed as
        Exhibit 99a makes no mention of lock-up arrangements with respect to shares held
        by Mr. Davis. Please provide disclosure regarding the terms of the lock-up

agreement where appropriate in your registration statement, including in the Plan of Distribution and Security Ownership of Certain Beneficial Owners and Management sections.

Legal Proceedings, page 19

34.   Please delete the qualification "[t]o the best of [y]our knowledge" in each of the disclosures in this section relating to legal proceedings involving Mr. Davis, given that Mr. Davis currently possesses sole control over the company and presumably has complete knowledge with respect to legal proceedings involving him. See Item 103 of Regulation S-K.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Plan of Operation

General Business Plan, page 21

35.   You state that the company's purpose is to acquire a target business that may "seek the perceived advantages of an Exchange Act registered corporation." Unless the company intends to register a class of securities under Section 12(g) of the Exchange Act in connection with the pending Form S-1, for example by filing a Form 10, it is not appropriate to indicate that the company will be "an Exchange Act registered corporation." If you mean to refer to the status of the company as one that upon effectiveness will be required to file periodic reports with the Commission for the period required by Item 15(d) of the Exchange Act, revise accordingly.

Directors, Executive Officers, Promoters and Control Persons, page 24

General

36.   We note the disclosures, for example on pages 9 and 11, that Mr. Davis is involved, and may become involved, in other business ventures that compete directly with the company, and that he may have conflicts of interest that arise from these multiple affiliations. We note further the biographical disclosure on pages 24 and 25 relating to Mr. Davis's ongoing involvement in several businesses. Please add to your management disclosure a separately-captioned conflicts of interest section. Specifically identify in this section potential conflicts of interest relating to the company that arise from the multiple affiliations of your sole officer and director. For each listed entity with which he is involved, state the priority and preference that it has vis-à-vis OICco Acquisition IV with respect to the presentation of business opportunities.

37.   We again note that it appears that your sole officer and director will be spending only a fraction of his time working for OICco Acquisition IV and that he is

involved in at least one other blank check company that will have a similar business purpose as the company (i.e., locating and consummating a business combination with an entity in any industry). In light of the foregoing, please provide an analysis of the application of the doctrine of corporate opportunities under Delaware to Mr. Davis and the discharge of his responsibilities in identifying and presenting business opportunities to the company. Provide appropriate disclosure, including in risk factors.

Background of Directors, Executive Officers, Promoters and Control Persons, page 24

38.   We note that you do not describe any experience Mr. Davis may have in identifying acquisition candidates for blank check companies. If Mr. Davis has no such experience, please state that clearly; otherwise describe his material experience. Make similar revisions throughout the prospectus, as appropriate. Disclosure regarding Mr. Davis's level of expertise should be clear and unambiguous.

39.   Please also disclose the specific experience, qualifications, attributes or skills of your sole director that led to the conclusion that he should serve as a director. Please refer to Item 401(e)(1) of Regulation S-K.

Executive Compensation, page 26

40.   You disclose that since its inception the company has not paid any compensation to any officer, director or employee, and your summary compensation table reflects $0 total compensation awarded to or earned by Mr. Davis. However, your disclosure on page II-1 indicates that on December 31, 2009, the company issued to Mr. Davis 6 million shares of common stock in exchange for his payment of expenses on behalf of the company and for services he provided. Item 402(m)(1) generally requires disclosure of all compensation awarded to, earned by or paid to your named executive officer "for all services rendered in all capacities" to the company. Please revise your executive compensation disclosure to reflect the stock issuance to Mr. Davis, or tell us why you believe such disclosure is not required.

Security Ownership of Certain Beneficial Owners and Management, page 26

41.   Footnote 3 to the beneficial ownership table indicates that the 0% of your common stock that Mr. Davis will beneficially own following the offering assumes "the sale of the maximum amount of this offering (1,000,000 shares of common stock)." Please revise to indicate, as appears to be the case, that the 0% figure also assumes the resale of 6 million shares held by Mr. Davis covered by this registration statement.

Reports to Security Holders, page 27

42.   Please note that you will not be a "fully reporting" company unless you will be
        registering a class of securities under Section 12 of the Exchange Act. Unless you
        plan to do so, please revise your disclosure accordingly to inform investors of the
        limited nature of your reporting obligations and how those differ from those of a
        fully-reporting company. In addition, provide appropriate risk factor disclosure.

Report of Independent Registered Public Accounting Firm, page F-2

43.   We note that the Report of Independent Registered Public Accounting Firm refers
        to the audit of the financial statements as of and for the period ended December 31,
        2009. We further note that you provide financial statements for the period from
        inception on December 21, 2009 to December 31, 2009, in addition to financial
        statements as of and for the year ended December 31, 2009. Please amend your
        filing to include an audit opinion that separately references the audit of your
        financial statements as of and for the year ended December 31, 2009 and the period
        from inception on December 21, 2009 to December 31, 2009.

Financial Statements

General

44.   We note that your financial statements reflect 8 million shares outstanding as of
        December 31, 2009. However, your disclosure on page 6 and elsewhere indicates
        that you currently have 6 million shares outstanding. Please advise and amend your
        filing as appropriate.

Statements of Cash Flows, page F-6

45.   We note that you report $5,188 in cash proceeds from the sale of stock in your
        Statement of Cash Flows. We further note on page 26 that you issued the 6 million
        shares in exchange for incorporation expenses paid on your behalf and for services
        performed by Ronald Davis. Based upon the disclosure on page 26, it appears that
        this transaction includes non-cash activities. Please advise and tell us how you
        considered the requirements of ASC Topic 230.

Note A – Summary of Significant Accounting Policies

Recently Issued Accounting Pronouncements, F-8 and F-9

46.   We refer to your disclosures on pages F-8 and F-9 which appear to indicate that you
        have not adopted The FASB Accounting Standards Codification. As noted in your
        disclosure, this standard is effective for interim and annual periods ending after

September 15, 2009. Please tell us how you considered the effective date and transition guidance within ASC Topic 105.

Part II

Item 13 – Other Expenses of Issuance and Distribution, page II-1

47.   We note your disclosure that although Mr. Davis has agreed to pay all costs and expenses of the offering for the company, there is no enforceable agreement to this effect. Please provide risk factor disclosure discussing the risks posed to the company and investors by the absence of an enforceable agreement in this regard as well as the potential that Mr. Davis may not pay the offering expenses.

Signatures, page II-4

48.   Your registration statement must be signed by your principal financial officer. Please note that any person who signs the form in more than one capacity must indicate each capacity in which he signs the form. Please revise. Refer to Instructions as to Signatures 1 and 2 of Form S-1.

Exhibit 5.1, Opinion of Harold Gewerter, Esq.

49.   The opinion states that counsel is "of the opinion that the Shares will upon the effectiveness of the registration and the issuance of the share [sic] have been duly and validly issued, duly authorized and are fully paid and non-assessable." Since the 6 million shares being offered for resale appear to have previously been issued, please revise to clarify that the condition regarding the issuance of the shares relates only to the 1 million shares being offered for sale by the company. Please also revise to clarify, if accurate, that the shares being offered for sale by the company will be fully paid and non-assessable when issued; the present tense employed in the current language (i.e., "are fully paid and non-assessable) is confusing in this regard.

50.   We note that the opinion has been rendered based on facts "as they presently exist." Please confirm that you will file a new opinion as close to the desired effective date as practicable or revise your opinion to remove this language which suggests that your opinion is not valid after March 24, 2010.

Exhibit 23, Consent of Independent Auditor

51.   We note that the consent issued by Sam Kan & Company refers to their consent to the incorporation by reference in the financial statements of their reports dated March 16, 2010. We further note that the financial statements are included in this registration statement. Therefore please amend your consent to reflect that the Report of Independent Registered Public Accounting Firm is included in this

registration statement.

Exhibit 99a, Escrow Agreement

52.   With a view to disclosure, please advise how you concluded that the escrow
       agreement complies with the requirements of Rule 419(b)(1), given that Bank of the
       West is not a party to the agreement. In particular, please address why you believe
       that the escrow account will be "maintained" by an insured depository institution,
       and how "the deposit account records of the insured depository institution [will]
       provide that funds in the escrow are held for the benefit of the purchasers named
       and identified in accordance with section 330.1 of the regulations of the Federal
       Deposit Insurance Corporation [12 CFR 330.1]…."

53.   Disclosure in your prospectus states that all subscription proceeds will be released
       from the escrow account in the event that the minimum offering amount is not
       raised within 180 days (or 360 days if the company extends the offering period)/.
       However, the escrow agreement does not appear to provide for the release of
       deposited funds in the event that the minimum offering amount is not raised within
       this time period. Please revise or advise.

***

       As appropriate, please amend your registration statement in response to these
comments. Your responsive amendment should also include a marked copy of the
amended filing that conforms with the provisions of Rule 310 of Regulation S-T.
Marked copies such as those in HTML format that show changes within paragraphs help
us to expedite our review. Please furnish a cover letter with your amendment that keys
your responses to our comments and provides any requested information. Detailed cover
letters greatly facilitate our review. Please understand that we may have additional
comments after reviewing your amendment and responses to our comments.

       We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filing to be certain that the filing includes all information required under
the Securities Act of 1933 and that they have provided all information investors require
for an informed investment decision. Since the company and its management are in
possession of all facts relating to a company's disclosure, they are responsible for the
accuracy and adequacy of the disclosures they have made.

       Notwithstanding our comments, in the event the company requests acceleration of
the effective date of the pending registration statement, it should furnish a letter, at the
time of such request, acknowledging that:

·   should the Commission or the staff, acting pursuant to delegated authority, declare the
     filing effective, it does not foreclose the Commission from taking any action with
     respect to the filing;

·   the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

·   the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rule 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Jaime John at (202) 551-3446 or Patrick Gilmore, Accounting Branch Chief, at (202) 551-3406 if you have questions or comments on the financial statements or related matters. Please contact Katherine Wray at (202) 551-3483 with any other questions. If you require further assistance you may contact me at (202) 551-3462.

Sincerely,

Mark P. Shuman
Branch Chief - Legal

cc: Via Facsimile (702) 382-1759
        Harold Gewerter, Esq.